

10030638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-49022

SEC Mail Processing Section RECEIVED MAR 31 2010 Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brecek & Young Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Iron Point Road, Suite 100
(No. and Street)

Folsom (City) CA (State) 95630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle Parsons 402-399-9111, ext 3100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gayle Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brecek & Young Advisors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title



GENERAL NOTARY - State of Nebraska
TERRENCE V LILLA
My Comm. Exp. Oct. 21, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition 2
Note to Statement of Financial Condition 3

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Brecek & Young Advisors, Inc.

We have audited the accompanying statement of financial condition of Brecek & Young Advisors, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.



March 26, 2009

1003-1143720

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2009

(In Thousands)

Assets		
Cash and cash equivalents	$	4,015
Deposit with clearing broker		50
Receivables:		
Fees receivable		807
Other receivables		5
Due from affiliate		330
Deferred income tax asset, net		147
Intangible assets, net of accumulated amortization of $6		94
Other assets		32
Total assets	$	5,480
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	478
Income taxes payable to affiliate		163
Accounts payable		26
Due to affiliate		126
Settlements payable		348
Accrued expenses		67
Total liabilities		1,208
Stockholder's equity:		
Common stock		1
Additional paid-in capital		4,629
Accumulated deficit		(358)
Total stockholder's equity		4,272
Total liabilities and stockholder's equity	$	5,480

See accompanying notes.

1. Summary of Significant Accounting Policies

General

Brecek & Young Advisors, Inc. (the Company) is a wholly owned subsidiary of Securities America Financial Corporation (SAFC). SAFC is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial).

The Company is registered as an investment advisor pursuant to the Investment Advisors Act of 1940, is registered as a broker dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority. Inc. (FINRA). The Company is primarily engaged as a third-party money manager.

Prior to January 23, 2009, the Company was engaged as a broker dealer of securities, including mutual funds and variable annuities. In addition, prior to January 23, 2009, SAFC paid a final purchase price earn out payment to the former parent of the company of $1,500. This amount was considered in purchase accounting, increasing goodwill. The resulting increase in goodwill of $1,500, net of several other miscellaneous purchase accounting adjustments of $76, was then pushed down to the Company. Pursuant to a reorganization of operations amongst the Company and its affiliates, the Company contributed net assets of $25,115 and cash of $31 associated with its broker dealer operations, including the registered representatives of the Company, to SAFC effective January 23, 2009 (refer to Note 9 Distribution of Assets and Liabilities). In accordance with ASC 805-10, this transfer of assets between entities under common control was executed at carrying value with no impact on the net income of the Company. The Company continues to provide money management services as a registered investment advisor through its remaining advisor force.

As an introducing broker dealer, the Company does not receive or maintain cash or securities for the accounts of customers and clears customer trades on a fully disclosed basis with National Financial Services, LLC (NFS or the Clearing Broker). The Company is exempt from the provisions of the SEC Rule 15c3-3.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statement of the financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. No cash equivalents were held as of December 31, 2009.

Deposit with Clearing Broker

NFS requires $50 on deposit in an escrow account to engage its services. NFS is a broker dealer registered with the SEC and engages in the business of executing and clearing transactions and carrying the accounts of broker dealers and their customers.

Fees Receivable

Fees receivable represent amounts due from clients for money management services that have been provided. The amounts are deemed to be fully collectible, and thus, no allowance for doubtful accounts was recorded at December 31, 2009.

Long-Lived Assets

The Company reviews intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of intangible assets are determine using various analytical techniques.

1. Summary of Significant Accounting Policies (continued)

Should such an assessment indicate that the value of the intangible assets is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

No impairment loss was identified as a result of the Company's impairment tests performed in 2009.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company's taxable income or loss is included in the consolidated federal income tax return of Ameriprise Financial. The Company provides for income taxes on a separate return basis, except that, under an agreement with Ameriprise Financial, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Ameriprise Financial and its subsidiaries that Ameriprise Financial will reimburse a subsidiary for any tax benefits recorded. The Company files its state income tax return on a unitary basis, included in the state income tax return filed by Ameriprise Financial.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Measuring Liabilities at Fair Value

In August 2009, the FASB updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ (the Codification) as the single source of authoritative accounting principles recognized by the FASB in the preparation of the statement of the statement of financial condition in conformity with GAAP. The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's statement of financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition

2. Recent Accounting Pronouncements (continued)

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition

Future Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB updated the accounting standards related to accounting for transfers of financial assets. The standard improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The standard is effective for interim and annual reporting periods beginning after November 15, 2009, with early adoption prohibited, and must be applied to transfers of financial assets occurring on or after the effective date. The adoption of the standard is not expected to have a material effect on the Company's statement of financial condition.

3. Intangible Assets

The Company had a definite-lived intangible asset as of December 31, 2009, as follows:

	Gross Carrying Amount	Accumulated Amortization
Iron Point Capital Management trade name	$ 100	$ 6
	$ 100	$ 6

Amortization is calculated by the straight-line method over twenty years. The aggregate intangible amortization expense since the acquisition is $6. As of December 31, 2009, the Company determined that the fair value of the intangible asset exceeded the carrying value and that no impairment exists.

4. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

5. Income Taxes (continued)

Temporary differences giving rise to a net deferred tax asset of $147 at December 31, 2009, consist primarily of a prepaid expense and accrued liabilities not currently deductible for tax purposes.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for unrecognized tax benefits as of January 1, 2009 and December 31, 2009.

6. Lease Commitments

The Company has entered into various operating lease agreements on property and equipment. The leases contain escalation clauses which vary, but average at a rate of 3%. Aggregate future lease commitments under non-cancelable operating leases with terms in excess of one year are as follows for years ending December 31:

Year		Amount
2010	$	51
2011		45
2012		3
2013		–
2014		–
	$	99

7. Related-Party Transactions

SAFC and its subsidiaries had various transactions with the Company that were considered to be related-party transactions. The majority of the activity was for payments of commissions and fees to Securities America, Inc. (SAI) and Securities America Advisors, Inc. (SAA) by the Company. Additionally, SAFC charged the Company a monthly corporate overhead fee to cover operating costs.

Amounts due from/(to) affiliates of the Company as of December 31, 2009, are as follows:

		2009
SAA	$	288
SAFC		42
Ameriprise Financial, Inc. (income taxes payable)		(163)
SAI		(126)

8. Distribution of Assets and Liabilities

On January 23, 2009, the registered representatives of BYA became registered representatives of an affiliated company, SAI. It was determined that assets and liabilities of BYA that related to the broker/dealer portion of the business needed to be transferred to SAFC and ultimately to SAI and SAA so that the assets and liabilities align with the actual business activity. The assets and liabilities distributed are as follows:

	Amount
Goodwill	$ 12,549
Intangible assets	9,323
Representative notes receivable, net	3,365
Miscellaneous other items, net	(122)
	$ 25,115

9. Fair Value of Assets and Liabilities

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

As of December 31, 2009, the Company did not hold any assets or liabilities that were measured at fair value on a recurring basis.

9. Fair Value of Assets and Liabilities (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

10. Commitments and Contingencies

The Company is subject to a number of legal matters arising in the normal course of business. Management has established accruals for potential losses that are probable and reasonably estimable. While the ultimate results of the Company's litigation cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the statement of financial condition of the Company.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

As of December 31, 2009, the Company had net capital of $3,341, which was $3,269 in excess of its required net capital of $72. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1 at December 31, 2009.

12. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further disclosure.


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2010
WASH, D.C.
212
SECTION



STATEMENT OF FINANCIAL CONDITION

Brecek & Young Advisors, Inc.
As of December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
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